

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2012

<u>Via e-mail</u>
Mr. Gregory R. Andrews
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

> RE: **Ramco-Gershenson Properties Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-10093**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 22

1. Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K for your non-GAAP measures "property operating income" as disclosed on page 22 and "FFO, excluding items above, per diluted share" as disclosed on page 39. Please provide us with your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 23

Results of Operations, page 29

2. We note that you recorded a bargain purchase gain on the acquisition of the Merchants' Square Shopping Center in the year ended December 31, 2010. Please provide us with a

description of the reasons why the transaction resulted in a gain and describe the process you went through to reassess your measurement procedures as required by ASC 805-30-25-4. In addition, please confirm that in future filings, when relevant, you will include the disclosure required by ASC 805-30-50-1(f)(2).

3. We note your disclosure on page 30 that G&A expenses increased in 2011 partially due to lower capitalization of development and leasing salaries. Please tell us, and disclose in future periodic filings where significant, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, an analysis of significant fluctuations from year to year, and the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

4. In future periodic filings, to the extent material, include a breakdown of capital expenditures by type and by period presented.

Contractual Obligations, page 37

5. In future periodic filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated Statements of Cash Flows, page F-6

6. In future periodic filings, please revise to present separate line items for acquisitions of real estate and capitalized expenditures as opposed to the single line item additions to real estate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant